Exhibit 99.5

CONSENT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

We consent to the incorporation by reference in Registration Statements No. 333-12130 on Form F-3, No. 333-12780 and 333-12802 on Form S-8 and No. 333-188525 on Form F-10 and to the use of our reports dated March 6, 2014, relating to the consolidated financial statements of BCE Inc. which expresses an unmodified opinion and includes an Emphasis of Matter paragraph relating to the retrospective adoption of new accounting standards and the effectiveness of BCE Inc.’s internal control over financial reporting, and to such reports appearing in and being incorporated by reference in this Annual Report on Form 40-F of BCE Inc. for the year ended December 31, 2013.

(signed) Deloitte LLP1

Montréal, Canada
March 12, 2014

______________________________

1 CPA auditor, CA, public accountancy permit No. A104644